UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

MakeMusic, Inc.
(Name of Subject Company)

LEAP ACQUISITION CORPORATION
(Offeror)

A wholly-owned subsidiary of
LAUNCHEQUITY ACQUISITION PARTNERS, LLC DESIGNATED SERIES EDUCATION PARTNERS
(Parent of Offeror)

LAUNCHEQUITY PARTNERS, LLC
(Parent Sponsor)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

56086P202
(CUSIP Number of Class of Securities)

LaunchEquity Partners, LLC
c/o Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications
on Behalf of Filing Persons)
_____________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$17,484,778.65	$2,384.93

__________________

*
Estimated for purposes of calculating the amount of the filing fee only.  The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (together with the associated stock purchase rights, the “Shares”), of MakeMusic, Inc., a Minnesota corporation, other than Shares owned by LEAP Acquisition Corporation (“Purchaser”) and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners (“Parent”), at a purchase price of $4.85 per Share, net to the seller in cash.  As of March 21, 2013, there were 4,906,707 Shares issued and outstanding, of which 1,362,829 Shares are owned by Parent and Purchaser. In addition, all vested and unvested stock options, which represent 33,576 Shares on a fully-diluted basis using the treasury stock method (none of which stock options are held by Parent or Purchaser), and rights of the former shareholders of the Garritan Corporation to receive 27,655 Shares, are to be cashed out at the Effective Time of the Merger in exchange for the purchase price, in accordance with the Merger Agreement.  As a result, this calculation assumes the purchase of 3,605,109 Shares.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2013 issued by the Securities Exchange Commission on August 31, 2012.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,384.93
Form or Registration No.:	Schedule 13E-3/Schedule TO (File No. 005-50055)
Filing Party:	LEAP Acquisition Corporation, a wholly-owned subsidiary of LaunchEquity Acquisition Partners, LLC Designated Series Education Partner
Date Filed:	March 22, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 further amends and supplements the combined Tender Offer Statement and Rule 13E-3 Transaction Statement filed under the cover of Schedule TO (as amended and supplemented, the “Schedule TO”) filed by LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, a designated series of a Delaware series limited liability company (“Parent”), LEAP Acquisition Corporation, a Minnesota corporation and wholly-owned subsidiary of Parent (“Purchaser”), and LaunchEquity Partners, LLC, an Arizona limited liability company and the direct or indirect sponsor entity of Parent and Purchaser (“Parent Sponsor”).  The Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), including the associated rights to purchase Shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Rights”), of MakeMusic, Inc., a Minnesota corporation (“MakeMusic”), other than Shares owned by Parent and Purchaser, at a purchase price of $4.85 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2013 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i), Supplement No. 1 to the Offer to Purchase, dated April 5, 2013 (“Supplement No. 1”), a copy of which is attached to Schedule TO as Exhibit (a)(1)(vii) and the related Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”). All capitalized terms used in this Amendment No. 2 without definition have the meaning ascribed to such terms in the Schedule TO.

The information set forth in the Offer to Purchase, as amended and supplemented by Supplement No. 1, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO. This Amendment No. 2 should be read together with the Schedule TO.

Item 2.	Subject Company Information.

(a)	The information set forth in Supplement No. 1 under the caption “The Offer – Section 7. Certain Information Concerning MakeMusic” is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following
Exhibit:

Exhibit No.	Description
(a)(1)(vii)	Supplement No. 1 to the Offer to Purchase, dated April 5, 2013.

Item 13.	Information Required by Schedule 13E-3.

The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase and Supplement No. 1 are incorporated herein by reference to the items required by Schedule 13E-3.

Item 8.	Fairness of the Transaction.

(a) through (f)  The information set forth in Supplement No. 1 under the caption “The Offer – Section 7. Certain Information Concerning MakeMusic” is incorporated herein by reference.

Item 13.	Financial Statements.

(a)	The information set forth in Supplement No. 1 under the caption “The Offer – Section 7. Certain Information Concerning MakeMusic” is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2013

PURCHASER: LEAP Acquisition Corporation

By:	/s/ Andrew C. Stephens
	Name:	Andrew C. Stephens
	Title:	Chief Executive Officer

PARENT: LaunchEquity Acquisition Partners, LLC Designated Series Education Partners

By:	LaunchEquity Partners, LLC
	Title:	Manager

By:	/s/ Andrew C. Stephens
	Name:	Andrew C. Stephens
	Title:	Managing Member

PARENT SPONSOR LaunchEquity Partners, LLC

By:	/s/ Andrew C. Stephens
	Name:	Andrew C. Stephens
	Title:	Managing Member

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated March 22, 2013.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Summary Advertisement published in The New York Times on March 22, 2013.*
(a)(1)(vii)	Supplement No. 1 to the Offer to Purchase, dated April 5, 2013.
(a)(5)(i)
Joint Press Release issued by MakeMusic, Inc. and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners on March 13, 2013 (incorporated by reference to Schedule TO filed by LaunchEquity Partners, LLC on March 13, 2013).

(a)(5)(ii)	Complaint filed on March 29, 2013 in the Fourth Judicial District Court of Minnesota (Dr. Ezekiel Kruglick v. MakeMusic, Inc., et al.). **
(c)(1)
Opinion of Lazard Middle Market LLC, dated March 12, 2013, to the Special Planning Committee of the MakeMusic, Inc. Board of Directors (incorporated by reference to Annex B of the Schedule 14D-9 filed by MakeMusic, Inc. on March 22, 2013).

(d)(1)	Confidentiality Agreement, dated as of October 26, 2012, by and between MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners and LaunchEquity Partners, LLC.*
(d)(2)
Agreement and Plan of Merger, dated as of March 12, 2013, by and among MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, LEAP Acquisition Corporation, and LaunchEquity Partners, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by MakeMusic, Inc. on March 13, 2013).

(d)(3)
Agreement, dated as of March 2, 2010, by and among MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, and LaunchEquity Partners, LLC (incorporated by reference to Exhibit 99.1 to Amendment No. 6 to Schedule 13D filed by LaunchEquity Partners, LLC on March 5, 2010).

(d)(4)
Amended and Restated Agreement, dated as of August 23, 2011, by and among MakeMusic, Inc., LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, and LaunchEquity Partners, LLC (incorporated by reference to Exhibit 99.1 to Amendment No. 7 to Schedule 13D filed by LaunchEquity Partners, LLC on August 24, 2011).

(f)	Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act (included as Schedule C to the Offer to Purchase filed with the Schedule TO as Exhibit (a)(1)(i)). *

*           Previously filed with the Schedule TO.
**         Previously filed with Amendment No. 1 to the Schedule TO.